UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                  FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
         SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
    SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934.

                                            Commission File Number: 0-21748


                         LIVE Entertainment Inc.
         (Exact name of registrant as specified in its charter)

                      15400 Sherman Way, Suite 500
                       Van Nuys, California 91406
                             (818) 988-5060
      (Address, including zip code, and telephone number, including area code, of registrant s principal executive offices)

                              Common Stock
        (Title of each class of securities covered by this Form)

       Increasing Rate Secured Senior Subordinated Notes due 1999
       (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(I)   [X]       Rule 12h-3(b)(1)(I)   [X]
          Rule 12g-4(a)(1)(ii)  [ ]       Rule 12h-3(b)(1)(ii)  [ ]
          Rule 12g-4(a)(2)(I)   [ ]       Rule 12h-3(b)(2)(I)   [ ]
          Rule 12g-4(a)(2)(ii)  [ ]       Rule 12h-3(b)(2)(ii)  [ ]
                                          Rule 15d-6            [ ]

     Approximate number of holders of record as of the certification or
     notice date:   One (1)

     Pursuant to the requirements of the Securities Exchange Act of 1934, LIVE Entertainment Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: July 28, 1997                By:  /s/ RONALD B. CUSHEY
                                        Ronald B. Cushey
                                        Executive Vice President and
                                        Chief Financial Officer